SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated 1 April 2004

ORANGE plc

(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

Enclosure:

•                                          Press release dated 30 March 2004 “SOL TRUJILLO STEPS DOWN AT ORANGE AFTER SUCCESSFUL COMPLETION OF RESTRUCTURING PLAN; SANJIV AHUJA APPOINTED NEW CEO”.

SOL TRUJILLO STEPS DOWN AT ORANGE AFTER SUCCESSFUL COMPLETION
OF RESTRUCTURING PLAN; SANJIV AHUJA APPOINTED NEW CEO

•                  Appointment is one of a number of key organisational changes announced today by France Telecom Group as it continues its transformation

•                  Sanjiv Ahuja, John Allwood and Didier Quillot to represent Orange on the France Telecom Executive Committee

Paris/London – 30 March 2004. Orange SA today announces that Sol Trujillo is stepping down as Chief Executive Officer.  The Orange Board of Directors, meeting today in Paris, agreed to adopt the recommendation of the Orange Nominations Committee in appointing Sanjiv Ahuja, currently Orange COO, as Sol Trujillo’s successor.

Over the past year Sol has overseen successfully, and ahead of schedule, the implementation of a major programme of organisational and management change across the Orange group.  During this same period Orange has delivered ahead of its financial commitments.  Sol is now returning to the United States where he will pursue a range of business interests.  Sol will be maintaining his links with the Group as a special adviser to Thierry Breton, Chairman of France Telecom SA  and Orange.

The nomination of Sanjiv Ahuja as Orange CEO is one of a number of senior appointments announced today at the highest operational level of the France Telecom Group. These changes to the France Telecom Group’s organisational structure and the Group’s Executive Committee are the subject of a separate communication that can be accessed on the Group’s website www.francetelecom.com

France Telecom Chairman, Thierry Breton said:  “Sol has done an outstanding job at Orange, implementing with great effectiveness a common strategic vision and identifying a successor in Sanjiv who is perfectly equipped to guide the business into the future. Sol has moved Orange from the federation of companies that resulted from years of rapid expansion to the unified organisation we have today. The team he assembled has taken the Orange brand and vision to the next level, creating a stronger business that is more focused on its customers, clearer in its thinking and more efficient in delivering results.

“I would personally like to take this opportunity to thank Sol for all he has done for Orange and all our shareholders. I look forward to benefiting from his continued counsel from his position as a special adviser to the Group.”

Since his appointment in February 2003, Sol Trujillo and his team have overseen a major transformation in the organisation, operations and the financial results of Orange. Some highlights of this period include:

•                  Building a truly international and experienced senior management team capable of leading and driving the business forward;

•                  The definition of a new Orange Group strategy with the objective of creating ‘One Orange’, improving its management and operational structures and reintegrating the Company within France Telecom, all the time focusing Orange on a predominantly European footprint and establishing new financial targets;

•                  The strengthening of the Orange leadership position and an increase in average revenue per user in the company’s core markets in the UK and France. This has also seen a total customer increase of 10.8% during 2003 to 49.1million

•                  An increase in overall revenues of 9% to EUR 17.9 billion and a 32% increase in EBITDA to EUR 6.2 billion in 2003 on a pro forma basis.

These achievements have contributed in differentiating Orange in the marketplace and have been instrumental in delivering an exceptional financial performance.

Sol Trujillo said:  “This has been a period of challenge, of achievement and one that I have enjoyed to the full. I am proud that we have been able to bring together a team that is making a great business stronger, giving it the structures and organisation it lacked, injecting new blood and providing renewed purpose and direction. Having achieved the goals we set with Thierry when I joined as CEO, the moment has come to pass the baton to Sanjiv who will now lead Orange to what I’m sure will be new levels of success.”

A key element of Sol Trujillo’s mission while reorganising the business, delivering results and revitalising the brand has been to ensure the development of leadership and continuity. This is evidenced by the selection of his successor and the establishment of a management structure to facilitate a close working relationship between Orange and the rest of the France Telecom Group.

Sanjiv Ahuja will be joined on the France Telecom Executive Committee by John Allwood, Head of Orange UK operations and Didier Quillot, Head of Orange France operations. Didier will have responsibility for branding and marketing for the entire Group.

Following his appointment Sanjiv Ahuja, the new Orange CEO, commented: “Our appreciation goes to Sol for drawing together the team that has brought Orange into the 21st century. He also has my personal thanks for the role he has played as coach and mentor during the many years we have known one another.

“Over the past year Orange has grown up as a business. Fresh ideas are now supported by the processes and disciplines required as we move Orange successfully to the next stage of its growth. I am excited by the opportunity we now have together with France Telecom to build the world’s foremost integrated telecommunications service provider.

“Just as Orange defined the first age of mobile telephony, it is Orange again that is moving to roll back the frontiers of next generation personal communications. Our people are back concentrating on what they do best; taking the latest technology and making it simple, making it personal and making it relevant to each and every one of our customers.

The future’s bright, the future’s Orange.”

As previously announced, following the conclusion of France Telecom’s Offer to Orange minorities expected to occur in April, Orange will retain its own Board and will continue the development of its stated strategy and brand identity.

ENDS

for further information, contact

Orange media centre

+ 44 (0) 7973 201 911  or + 44 (0) 207 984 2000

media.centre@orange.co.uk

Holloway & Associates

Richard Holloway

Tel: +44 (0)20 7240 2486

Orange + 44 (0)7831 487 199

richard.holloway@rholloway.com

Laura Gilbert

Tel: +44 (0)20 7240 2486

Orange: +44 (0)7799 413351

laura.gilbert@rholloway.com

France Telecom press office + 33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@francetelecom.com

Sébastien Goales

sebastien.goales@francetelecom.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC

Date: 1 April 2004	By:	/s/ PHILIPPE MCALLISTER

	Name:	Philippe McAllister
	Title:	Director